Exhibit 99.3

Dear CSX shareholder:

The June 25th Annual Meeting is rapidly approaching.  We urge you to vote for all of CSX’s highly qualified, proven nominees on your WHITE proxy card TODAY.

However, if you are considering voting for any, but not all, of the TCI Group’s nominees, a methodology is available pursuant to Virginia law (Section 13.1-664.1(E) of the Virginia Stock Corporation Act) that will enable you to vote your shares by electronic ballot for any 12 directors from either of the CSX or TCI Group slates without physically attending the annual meeting.  Submitting a ballot electronically is available in lieu of using a white or blue proxy card, which does not permit voting for less than all the CSX or TCI Group slates and still voting for 12 director nominees.  Voting on a ballot will revoke any prior proxy card you delivered.

If you hold your shares in “Street” name through a bank, broker or other custodian, your custodian may vote using the ballot on your behalf.  Alternatively, you may vote your shares directly by ballot if you obtain a legal proxy from your bank, broker or other custodian and electronically submit that legal proxy with your ballot to a CSX representative.

If you are interested in voting your shares by electronic ballot, please call Frank Lentini, Lloyd Lefcourt or Larry Miller of Innisfree M&A Incorporated, our proxy solicitor, at (212) 750-5833 who can assist you with the voting mechanics.

Sincerely,

CSX Corporation